                                  SCHEDULE 13G




                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)


                               ACUSON CORPORATION
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  005113-10-5
                                  -----------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4
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-----------------------                                  ---------------------
CUSIP NO. 005113-10-5                   13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Karl H. Johannsmeier
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            5,187,939*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             5,187,939*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,187,939* (includes 9,516 shaes issuable upon exercise of options exercisable within 60 days).

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      18.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

*includes 40,000 shares of Common Stock held in trust by reporting person for his children. Reporting person disclaims beneficial ownership.

Item 1(a)     Name of Issuer:

              Acuson Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:

              1220 Charleston Road, P.O. Box 7393,
              Mountain View, CA  94039-7393

Item 2(a)     Name of Person Filing:

              Karl H. Johannsmeier

Item 2(b)     Address of Principal Business Office, or, if none, Residence:

              8 Blanding Lane, Belvedere, CA  94920

Item 2(c)     Citizenship:

              United States

Item 2(d)     Title of Class of Securities:

              Common Stock

Item 2(e)     CUSIP Number:

              005113-10-5

Item 3        Not Applicable.

Item 4        Ownership.

              (a)  Amount Beneficially Owned:

                   5,187,939* (includes 9,516 shares issuable upon exercise of options exercisable within 60 days).

              (b)  Percent of Class:  18.4%

              (c)  Number of shares as to which such person has:

                   (i)    sole power to vote or to direct the vote:  5,187,939*

                   (ii)   shared power to vote or to direct the vote: -0-

                   (iii)  sole power to dispose or to direct the disposition of:
                          5,187,939*

                   (iv) shared power to dispose or to direct the disposition of: -0-

                          * includes 40,000 shares of Common Stock held in trust by reporting person for his children. Reporting person disclaims beneficial ownership.

Item 5        Ownership of Five Percent or Less of a Class.

              Not Applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable.

Item 8        Identification and Classification of Members of the Group.

              Not Applicable.

Item 9        Notice of Dissolution of Group.

              Not Applicable.

Item 10       Certification.

              Not Applicable.



                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1997
-----------------
Date


/s/ Karl H. Johannsmeier
------------------------
Signature


Karl H. Johannsmeier
--------------------
Name


                                  Page 4 of 4